                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-36708
PROSPECTUS
----------


                                  $150,000,000




                            PROTEIN DESIGN LABS, INC.
           5.50% CONVERTIBLE SUBORDINATED NOTES DUE FEBRUARY 15, 2007
       993,337 SHARES OF COMMON STOCK ISSUABLE ON CONVERSION OF THE NOTES

--------------------------------------------------------------------------------


This prospectus relates to 5.50% Convertible Subordinated Notes due February 15, 2007 of Protein Design Labs, Inc., a Delaware corporation (PDL), held by certain security holders who may offer for sale the notes and shares of our common stock into which the notes are convertible at any time, at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, that may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from this offering.

You may convert the notes into shares of our common stock at any time before their maturity unless we have previously redeemed or repurchased them. The notes will be due on February 15, 2007. The conversion rate is 6.6225 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $151.00 per share. The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc. Our common stock is quoted on The Nasdaq National Market under the symbol "PDLI." On June 7, 2000, the last reported bid price for our common stock as quoted on The Nasdaq National Market was $146.8125 per share.

We will pay interest on the notes on February 15 and August 15 of each year. The first interest payment will be made on August 15, 2000. The notes are subordinated in right of payment to all senior debt of PDL. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

We have the right to redeem all or a portion of the notes that have not been previously converted at the redemption prices set forth in this prospectus on or after February 15, 2003. In the event of a Change in Control, as described in this prospectus, you may require us to repurchase any notes held by you.

INVESTING IN THE NOTES AND THE COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 15.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 7, 2000.

                             PRODUCTS IN DEVELOPMENT

The following table summarizes the potential therapeutic indications, development status and commercial rights for our approved product and some of our most advanced product candidates and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. The development and commercialization of our product candidates is subject to numerous risks and uncertainties. See "Risk Factors."

ANTIBODY PRODUCT                    INDICATION(s)                      STATUS
----------------                    -------------                      ------
Zenapax(R)(1)                       Kidney transplant rejection        Marketed
                                    Psoriasis                          Phase II
                                    Uveitis                            Phase I/II

SMART(TM) M195                      Acute myeloid leukemia             Phase III

SMART Anti-CD3                      Transplantation                    Phase II
                                    Psoriasis                          Phase I/II
                                    Graft-versus-host disease          Phase I

SMART Anti-L-Selectin(2)            Trauma                             Phase IIa

SMART 1D10                          Non-Hodgkins B-cell lymphoma       Phase I

SMART Anti-E/P-Selectin             Stroke, asthma                     Phase I in healthy
                                                                       volunteers complete

Humanized Anti-IL-4(3)              Asthma                             Phase I

SMART Anti-Gamma Interferon         Autoimmune diseases                Phase I

SMART Anti-VEGF(4)                  Cancer                             Phase I

----------

(1) Hoffmann-La Roche Inc. and its affiliates (Roche) have marketing rights to Zenapax for transplantation. PDL and Roche share marketing rights for Zenapax's autoimmune indications.

(2) Scil Biomedicals GmbH (formerly BioNet Pharma) has European development and marketing rights to the SMART Anti-L-Selectin Antibody and is conducting the Phase IIa trial.

(3) PDL licensed the humanized anti-IL-4 antibody from SmithKline Beecham Corporation, which has the right to opt in after the Phase II trial and share development costs and profits from product sales.

(4) PDL is developing SMART Anti-VEGF with Toagosei Co., Ltd. Toagosei has marketing rights in Japan. PDL has marketing rights in North America and the first option to market in the rest of the world outside of Japan.



Protein Design Labs, the PDL logo and SMART are registered trademarks of PDL. Zenapax is a registered U.S. trademark of Roche. All other company names and trademarks included in this prospectus are trademarks, registered trademarks or trade names of their respective owners.

         RISK FACTORS AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS DISCLOSED IN THIS PROSPECTUS, INCLUDING THOSE BEGINNING ON PAGE 15, IN EVALUATING AN INVESTMENT IN THE NOTES OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES.

THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS ARE "FORWARD-LOOKING STATEMENTS" FOR PURPOSES OF THESE PROVISIONS, INCLUDING ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL ITEMS, ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES, ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR PERFORMANCE, AND ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING. IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY", "WILL", "EXPECTS", "PLANS", "ANTICIPATES", "ESTIMATES", "POTENTIAL", OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER COMPARABLE TERMINOLOGY. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE REASONABLE, THERE CAN BE NO ASSURANCE THAT SUCH EXPECTATIONS OR ANY OF THE FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED OR ASSUMED IN THE FORWARD-LOOKING STATEMENTS. OUR FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO THE RISK FACTORS SET FORTH BELOW, AND FOR THE REASONS DESCRIBED ELSEWHERE IN THIS PROSPECTUS. ALL FORWARD-LOOKING STATEMENTS AND REASONS WHY RESULTS MAY DIFFER INCLUDED IN THIS PROSPECTUS ARE MADE AS OF THE DATE HEREOF, AND WE ASSUME NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR REASONS WHY ACTUAL RESULTS MIGHT DIFFER.

                                TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Summary .........................................................       5

Selected Financial Data .........................................      13

Risk Factors ....................................................      15

Use of Proceeds .................................................      30

Price Range of Common Stock .....................................      30

Dividend Policy .................................................      30

Description of the Notes ........................................      31

Description of Capital Stock ....................................      49

Certain Federal Income Tax Considerations .......................      50

Selling Security Holders ........................................      57

Plan of Distribution ............................................      61

Legal Matters ...................................................      62

Experts .........................................................      62

Available Information ...........................................      62

Incorporation of Certain Documents by Reference .................      62

Limitation of Liability and Indemnification Matters .............      63

                     ---------------------------------------



We were incorporated in Delaware in 1986. Our principal executive offices are located at 34801 Campus Drive, Fremont, California 94555 and our phone number is
(510) 574-1400. We maintain a home page at www.pdl.com.

                                     SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the notes and common stock. You should read the entire prospectus carefully.

                            PROTEIN DESIGN LABS, INC.

PDL is a leader in the development of humanized monoclonal antibodies for the prevention and treatment of disease. We have licensed rights to our first humanized antibody product, Zenapax, to Roche, which markets it for the prevention of kidney transplant rejection. We are also testing Zenapax for the treatment of autoimmune disease. In addition, we have announced eight other humanized antibodies in clinical development for autoimmune and inflammatory conditions, transplantation and cancer.

PDL has fundamental patents in the U.S., Europe and Japan, which we believe cover most humanized antibodies. To date we have licensed twelve companies under these patents for humanized antibodies that they have developed. We receive royalties on sales of the two humanized antibodies developed by other companies that are currently being marketed.

                                 THE OPPORTUNITY

During the past several years, there has been a resurgence of interest in the medical and commercial potential of monoclonal antibodies. The Food and Drug Administration has approved nine therapeutic antibodies, seven of them in the last three years, with total sales in 1999 in excess of $1.0 billion. This resurgence has been made possible by the use of genetic engineering to create improved forms of antibodies. In particular, we developed and patented computer-aided technology to make "humanized" antibodies, which are antibodies that capture the benefits of traditional mouse-derived monoclonal antibodies while avoiding their limitations in treating humans.

Four of the therapeutic antibodies approved for marketing by the FDA are humanized antibodies, and more than 30 other humanized antibodies are currently in clinical trials. These humanized antibodies address many large markets, including cancer, stroke, heart disease, asthma, and autoimmune diseases such as psoriasis, multiple sclerosis and rheumatoid arthritis. A number of these antibodies have entered or completed the later phases of clinical development and, depending on satisfactory clinical results, may reach the marketplace in the next few years. As discussed further below, many of these antibodies are licensed under our patents, or are being developed by our company.

In addition, with the sequencing of the human genome nearly complete, large numbers of new, potentially important therapeutic targets are being identified. Humanized antibodies can be routinely and reliably developed against almost any cell surface or extracellular target. Hence, we believe that humanized antibodies will be a key part of the next generation of pharmaceutical products.

                                    STRATEGY

Our objective is to leverage our product pipeline and patent portfolio in the field of antibodies to become a fully-integrated, profitable, research-based biopharmaceutical company. We derive revenues, and expect to derive revenues in the future, from three major sources:

         - Sales of products that we have developed. We receive royalties on sales of Zenapax by our licensee, Roche. We have announced eight other humanized antibodies in clinical development. We plan to market some of our products, once approved, in North America, especially for specialty markets such as cancer that we believe can be effectively serviced with a relatively small sales force. We may license marketing rights for some antibodies or some geographic areas to other pharmaceutical companies.

         - Royalties from the sale of humanized antibodies developed by other companies. We license our patents covering humanized antibodies in return for license fees, annual maintenance payments and royalties on product sales. The three humanized antibodies currently approved by the FDA in addition to Zenapax are licensed under our patents, and we receive or expect to receive royalties on their sales. Two of these antibodies are Genentech's Herceptin(R) and MedImmune's Synagis(R), which had reported sales totaling approximately $480 million in 1999. The third is American Home Products Corporation's Mylotarg(TM), which was approved by the FDA in May 2000. We have licensed nine other companies to date for humanized antibodies they are developing.

         - Research and development contracts with other companies. We humanize antibodies for other companies in return for upfront fees, milestone payments and royalties on any product sales. In some cases we also receive the right to co-promote these products in designated territories. We also sometimes license out marketing rights to a humanized antibody that we are developing, and then typically receive upfront fees and milestone payments and/or research funding, in addition to royalties on any product sales by our licensee.

                          PATENT OPPOSITION PROCEEDINGS

Our patents for humanized antibodies are being opposed in patent office proceedings in Europe and Japan, and a successful challenge could limit our future revenues from licensing these patents. At an oral hearing in March 2000, the Opposition Division of the European Patent Office decided to revoke the broad claims in our first European patent pertaining generally to antibody humanization. We plan to appeal the decision of the Opposition Division to the Technical Board of Appeals of the European Patent Office. See "Risk Factors -- Our humanization patents are being opposed and a successful challenge could limit our future revenues."

                             PRODUCTS IN DEVELOPMENT

We have the following products under clinical development. We usually refer to the humanized antibodies that we have made as SMART antibodies.

         - Zenapax. The FDA approved Zenapax in December 1997 for the prevention of kidney transplant rejection. Zenapax was the first humanized antibody to be approved anywhere in the world. Our licensee Roche sells this product in the U.S., Europe and other territories for the transplant indication. Zenapax works by blocking the activation of T cells, which play a key role in both transplant rejection and autoimmune disease. Because of its specificity, Zenapax is the first effective immunosuppressive drug without significant side effects. As a result, we believe Zenapax may be useful for the long-term treatment of autoimmune diseases such as psoriasis and multiple sclerosis.

              In 1999, we reacquired from Roche specific development and marketing rights to Zenapax for autoimmune diseases. We will fund costs of clinical trials for Zenapax in autoimmune diseases. In return, we have the right to market Zenapax for approved autoimmune indications in the U.S. and Canada, and will receive a major portion of the revenues from sales for these diseases. Roche will continue to manufacture Zenapax and pay for the cost of goods from its share of the revenues. In Europe and other countries, Roche can elect to market Zenapax for approved autoimmune indications or to allow us to market it, and revenues will be shared.

              Zenapax is currently in two Phase II trials in psoriasis, a common autoimmune disease of the skin. We plan to conduct additional trials for psoriasis and other autoimmune diseases. Also, in an early stage clinical trial for uveitis, an autoimmune disease of the eye, Zenapax was safely administered to patients for one year and was effective in controlling the disease in most patients, some of whom have continued to receive Zenapax for up to three years.

         - SMART M195 Antibody. This antibody has completed a Phase II trial and is now in a Phase III trial for the treatment of acute myeloid leukemia, a disease that has approximately 10,000 new cases in the U.S. each year and has a high mortality rate. If the results of the trial are positive, we expect to file for marketing approval.

         - SMART Anti-CD3 Antibody. We are developing this antibody for the treatment of autoimmune diseases and for transplantation. SMART Anti-CD3 is directed to the same target as a mouse antibody, Orthoclone OKT(R)3, which is currently marketed for transplantation, but SMART Anti-CD3 has been humanized and engineered to induce fewer side effects. Although both SMART Anti-CD3 and Zenapax may target some of the same diseases, we believe they may have complementary roles in medical treatment. SMART Anti-CD3 may be more potent than Zenapax, but may not be suitable for chronic administration, so it may be most useful to treat acute episodes of autoimmune disease and to induce remissions. Zenapax may be useful to maintain the remissions for longer periods. SMART Anti-CD3 is currently in clinical trials for psoriasis, transplant rejection and graft-versus-host disease.

         - SMART Anti-L-Selectin Antibody. This antibody may be useful for preventing the multiple organ failure and mortality that often follows severe injury (trauma). In 1999, we licensed European marketing rights for this antibody to Scil Biomedicals, a privately held European biotechnology company. Scil paid us a licensing fee and agreed to conduct and pay for clinical trials in Europe and to provide us with the data; in return, we are making milestone payments to Scil on the achievement of defined clinical and regulatory goals. Scil has completed a Phase I trial of SMART Anti-L-Selectin and is now conducting a Phase IIa trial for treatment of trauma. If the results from that Phase IIa trial are encouraging, we may initiate clinical development in the U.S.

         - SMART 1D10 Antibody. The National Cancer Institute is sponsoring a Phase I trial of this antibody for non-Hodgkins B-cell lymphoma. If the results are sufficiently encouraging, we plan to conduct a potentially pivotal Phase II trial. SMART 1D10 is directed to a different target on B cells than Rituxan(R), the antibody currently marketed for non-Hodgkins lymphoma, and thus may provide an alternative therapy. In the U.S. and Europe, approximately 560,000 patients have this disease and 100,000 new cases occur annually.

         - Humanized Anti-IL-4 Antibody. We licensed this antibody, for the potential treatment of asthma and allergy, from SmithKline Beecham (SB) in 1999. The humanized anti-IL-4 antibody blocks the effects of interleukin 4, which is believed to play a key role in initiating the series of biological processes that lead to allergy and asthma. SB began a Phase I trial of the humanized anti-IL-4 antibody, which we have reinitiated. If Phase I is successfully completed, we then plan to conduct a Phase II trial in asthma patients.

                  We will conduct and pay for initial clinical trials of the humanized anti-IL-4 antibody and pay SB to manufacture the antibody. SB has agreed to make milestone payments to us upon the achievement of specified clinical goals. At the completion of a specified Phase II trial, SB may choose to pay us an "opt-in" fee. In that case, we and SB will share future development costs and profits from any product sales. If SB elects not to opt in, we will have the right to develop and market the antibody.

                  Concurrently, we granted SB an exclusive license under our humanization patents for a humanized anti-IL-5 antibody that they are developing, for which SB paid us a licensing fee. We also granted SB options to obtain non-exclusive licenses under these patents for up to three additional antibodies. These arrangements with SB illustrate our ability to leverage our patent portfolio to obtain rights to a potentially important product.

         - SMART Anti-Gamma Interferon Antibody. This antibody targets gamma interferon, a protein that stimulates several types of white blood cells and that may be involved in some autoimmune diseases. In February 2000, we began a Phase I trial of SMART Anti-Gamma Interferon in normal volunteers. In the future, we may initiate clinical trials in one or more autoimmune diseases, particularly Crohn's disease.

         - SMART Anti-E/P-Selectin Antibody. This antibody targets substances on the inside of blood vessels that may be involved in inflammation. We have completed a Phase I of SMART Anti-E/P-Selectin in healthy volunteers which showed that the antibody is safe in a range of doses. We have retained worldwide rights to SMART Anti-E/P-Selectin and are seeking a partner for its further development.

         - SMART Anti-VEGF Antibody. This antibody blocks the action of vascular endothelial growth factor (VEGF), which is believed to play an important role in the formation of blood vessels in tumors, a process that allows the tumors to grow. PDL humanized the antibody for Toagosei, a Japanese chemical company, and subsequently entered into an agreement with Toagosei under which the companies will share development costs, marketing rights, and profits from potential sales of the antibody in markets outside of Japan. Toagosei has exclusive rights to market the antibody in Japan. PDL has exclusive marketing rights in North America and the first option to obtain marketing rights in the rest of the world outside of Japan. PDL is currently conducting a Phase I trial of the antibody in collaboration with the European Organization for Research and Treatment of Cancer.

                                  THE OFFERING


SECURITIES OFFERED....................    $150,000,000 aggregate principal amount of 5.50%
                                          Convertible Subordinated Notes due February 15, 2007
                                          and shares of Common Stock issuable upon conversion
                                          of the notes.

INTEREST..............................    We will pay interest on the notes semi-annually on
                                          February 15 and August 15 of each year, commencing
                                          August 15, 2000.

CONVERSION............................    The notes will be convertible at the option of the
                                          holder into shares of common stock at a conversion
                                          rate of 6.6225 shares of common stock per $1,000
                                          principal amount of notes, which is equivalent to a
                                          conversion price of approximately $151.00 per share.
                                          The conversion rate is subject to adjustment.

                                          The notes will be convertible at any
                                          time before the close of business on
                                          the maturity date, unless we have
                                          previously redeemed or repurchased the
                                          notes; provided, however, that if a
                                          note is called for redemption or
                                          repurchase, a holder of the note will
                                          be entitled to convert the note at any
                                          time before the close of business on
                                          the date fixed for redemption or
                                          repurchase, as the case may be. See
                                          "Description of the Notes--Conversion
                                          Rights."

SUBORDINATION.........................    The notes are subordinated to our present and future
                                          Senior Debt, as that term is defined in this
                                          prospectus.  The notes are also effectively
                                          subordinated in right of payment to all indebtedness
                                          and other liabilities of our subsidiaries.  As of
                                          December 31, 1999, we had no Senior Debt outstanding,
                                          and our subsidiaries' indebtedness and other
                                          liabilities totalled approximately $10.1 million.
                                          The indenture under which the notes will be issued
                                          (the Indenture) will not restrict our incurrence of
                                          indebtedness, including Senior Debt, or our
                                          subsidiaries' incurrence of indebtedness.  See
                                          "Description of the Notes--Subordination."

GLOBAL NOTE; BOOK ENTRY
  SYSTEM ...........................      The notes may only be issued in fully registered form
                                          without interest coupons and in minimum denominations
                                          of $1,000.  The notes are evidenced by one or more
                                          global notes deposited with the trustee for the
                                          notes, as custodian for The Depository Trust Company
                                          (DTC).  Beneficial interests in the global note are
                                          shown on, and transfers of those beneficial interests
                                          can only be made

                                          through, records maintained by DTC and its participants.
                                          See "Description of the Notes--Form, Denomination,
                                          Transfer, Exchange and Book--Entry Procedures."

OPTIONAL REDEMPTION...................    We may redeem the notes, at our option, in whole or
                                          in part, on or after February 15, 2003, at the
                                          redemption prices set forth in this prospectus plus
                                          accrued interest to the redemption date.  See
                                          "Description of the Notes--Optional Redemption."

REPURCHASE AT OPTION OF HOLDERS
  UPON A CHANGE OF CONTROL............    Upon a Change in Control, as that term is defined in
                                          this prospectus, you will have the right, subject to
                                          certain conditions and restrictions, to require us to
                                          repurchase your notes, in whole or in part, at 100%
                                          of their principal amount, plus accrued interest to
                                          the repurchase date.  The repurchase price is payable
                                          in cash or, at our option, in shares of common
                                          stock.  However, we may pay the repurchase price in
                                          common stock only if we satisfy prescribed
                                          conditions.  If we pay the repurchase price in common
                                          stock, the common stock will be valued at 95% of the
                                          average of the high and low sales prices of the
                                          common stock for each of the five trading days ending
                                          with the third trading day prior to the repurchase
                                          date.  A Change in Control could be an event of
                                          default under the Senior Debt.  In those
                                          circumstances, the subordination provisions of the
                                          Indenture would likely prevent us from repurchasing
                                          the notes until the Senior Debt is paid in full.  See
                                          "Description of the Notes-Repurchase at Option of
                                          Holders Upon a Change in Control."

USE OF PROCEEDS.......................    We will not receive any proceeds from the sale of the
                                          notes or the shares offered by this prospectus.  See
                                          "Selling Security Holders."

EVENTS OF DEFAULT.....................    The following are events of default under the
                                          Indenture:

                                           -   we fail to pay the principal of or any premium
                                               on these notes when due, whether or not the
                                               payment is prohibited by the Indenture's
                                               subordination provisions

                                           -   we fail to pay any interest on
                                               these notes when due and that
                                               default continues for 30 days,
                                               whether or not the payment is
                                               prohibited by the Indenture's
                                               subordination provisions

                                           -   we fail to give the notice that
                                               we are required to give

                                               if there is a Change in Control, whether or not the
                                               notice is prohibited by the Indenture's
                                               subordination provisions

                                           -   we fail to perform any other
                                               covenant in the Indenture and
                                               that failure continues for 60
                                               days after written notice to us
                                               by the trustee or the holders of
                                               at least 25% in aggregate
                                               principal amount of outstanding
                                               notes

                                           -   we fail to pay when due the principal of any
                                               indebtedness for money borrowed by us or any of
                                               our subsidiaries in excess of $10 million if the
                                               indebtedness is not discharged and such failure
                                               continues for 20 days or more, or, if such
                                               indebtedness has been accelerated, such
                                               acceleration is not annulled, within 30 days
                                               after written notice to us by the trustee or the
                                               holders of at least 25% in aggregate principal
                                               amount of the outstanding notes, and

                                           -   events of bankruptcy, insolvency
                                               or reorganization with respect to
                                               us and our significant
                                               subsidiaries specified in the
                                               Indenture.

                                          See "Description of Notes--Events of Default."


NASDAQ NATIONAL MARKET
  SYMBOL FOR OUR COMMON STOCK.........    PDLI

REGISTRATION RIGHTS...................    Upon any failure by us to comply with certain of our
                                          obligations under the Registration Rights Agreement,
                                          additional interest will be payable on the notes.

LISTING...............................    The notes are eligible for trading in the Private
                                          Offerings, Resale and Trading through Automated
                                          Linkages (PORTAL) Market of the NASD.

RISK FACTORS..........................    You should read "Risk Factors", beginning on page 15
                                          of this prospectus, so that you understand the risks
                                          associated with an investment in the notes and the
                                          common stock that is to be issued on conversion of
                                          the notes.

                             SELECTED FINANCIAL DATA

The following selected financial data for each of the three years in the period ended December 31, 1999, and as of December 31, 1998 and 1999 has been taken, or is derived from, and should be read with our financial statements, including the notes thereto, that have been audited by Ernst & Young LLP, independent auditors, and are incorporated by reference herein and included in our Annual Report on Form 10-K for the year ended December 31, 1999. The selected financial data for the years ended December 31, 1995 and 1996, and as of December 31, 1995, 1996 and 1997, has been taken or is derived from our audited financial statements that have not been included or incorporated by reference in this prospectus.

Historical results are not necessarily indicative of future results.

                                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------------
                                                     1995           1996           1997           1998           1999
                                                   --------       --------       --------       --------       --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENTS OF OPERATIONS DATA:
Revenues(1):
  Revenue under agreements with third
  parties ...................................      $ 11,408       $ 16,500       $ 11,137       $ 21,325       $ 26,811
  Interest and other income .................         6,205          6,100          9,118          9,503          8,943
                                                   --------       --------       --------       --------       --------
   Total revenues ...........................        17,613         22,600         20,255         30,828         35,754
Costs and expenses:
  Research and development ..................        20,803         28,795         25,614         31,645         36,090
  General and administrative ................         5,163          5,601          6,629          8,685          9,842
  Special charge(2) .........................            --             --         11,887             --             --
  Interest expense ..........................             1             --             --             --            155
                                                   --------       --------       --------       --------       --------
    Total costs and expenses ................        25,967         34,396         44,130         40,330         46,087
                                                   --------       --------       --------       --------       --------
Net loss ....................................      $ (8,354)      $(11,796)      $(23,875)      $ (9,502)      $(10,333)
                                                   --------       --------       --------       --------       --------
Net loss per share(3) .......................      $  (0.54)      $  (0.76)      $  (1.35)      $  (0.51)      $  (0.55)
                                                   ========       ========       ========       ========       ========
Shares used in computation of net loss
  per share .................................        15,343         15,604         17,649         18,525         18,698
                                                   ========       ========       ========       ========       ========
Ratio of earnings to fixed charges(4) .......            --             --             --             --             --

                                                                                        DECEMBER 31,
                                                        -------------------------------------------------------------------------
                                                          1995             1996            1997            1998            1999
                                                        ---------       ---------       ---------       ---------       ---------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and investments ...........      $ 107,065       $  99,667       $ 163,655       $ 143,439       $ 137,237
Working capital ..................................         43,522          74,221          66,490          82,394          22,669
Total assets .....................................        116,412         110,331         175,026         171,850         182,551
Accumulated deficit ..............................        (23,711)        (35,507)        (59,382)        (68,884)        (79,217)
Long-term obligations, exclusive of current
  portion ........................................             --              --              --              --              --
Total stockholders' equity .......................        112,856         105,112         168,468         162,496         164,743

----------

(1) In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). We are evaluating the effects, if any, that the adoption of SAB 101 in the second quarter of 2000 may have on the results of our operations or our financial position. We have been advised that the Securities and Exchange Commission intends to provide additional guidance during the second quarter of 2000 with respect to the implementation of SAB 101. It is currently unknown whether such guidance and implementation of SAB 101 will require us to revise our revenue recognition practices or to restate revenues for the first quarter of 2000.

(2) Represents a non-cash special charge of approximately $11.9 million related to the extensions of the term of all outstanding stock options held by employees, officers, directors and consultants to PDL that were granted prior to February 1995, with the single exception of stock options granted to one non-employee director. The extension conforms the term of previously granted stock options, which was six years, to those granted since February 1995, ten years.

(3) For a description of the computation of net loss per share, see Note 1 to the Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference in this prospectus.

(4) For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, were insufficient to cover fixed charges by $8,354, $11,796, $23,875, $9,502, and $10,333, respectively (in thousands).

                                  RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to invest in the notes or the common stock issuable upon conversion of the notes.

If any of the following risks actually occurs, it could materially harm our business, financial condition or operating results. In such case, the trading price of the notes and our common stock could decline and you may lose part or all of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY.

Our expenses have generally exceeded revenues. As of December 31, 1999, we had an accumulated deficit of approximately $79.2 million. We believe that our losses may increase because of the extensive resource commitments required to achieve regulatory approval and commercial success for any individual product. For example, over the next several years, we will incur substantial additional expenses as we continue to develop and manufacture our potential products, invest in new research areas and improve and expand our manufacturing capabilities. Since we or our collaborative partners or licensees may not be able to successfully develop additional products, obtain required regulatory approvals, manufacture products at an acceptable cost and with appropriate quality, or successfully market such products with desired margins, we may never achieve profitable operations. The amount of net losses and the time required to reach sustained profitability are highly uncertain. We cannot assure you that we will be able to achieve or sustain profitability.

Our commitment of resources to the development of Zenapax and the humanized anti-IL-4 antibody, two humanized antibodies with respect to which we recently obtained development rights, taken together with the continued development of our existing products, will require significant additional funds for development. Our operating expenses may also increase as:

         - some of our earlier stage potential products move into later stage clinical development

         - additional potential products are selected as clinical candidates for further development

         -        we invest in additional manufacturing capacity

         - we defend or prosecute our patents and patent applications, and

         - we invest in research or acquire additional technologies, product candidates or businesses.

In the absence of substantial revenues from new corporate collaborations or patent licensing or humanization agreements, significant royalties on sales of products licensed under our intellectual property rights, product sales or other uncertain sources of revenue, we will incur substantial operating losses.

OUR REVENUES, EXPENSES AND OPERATING RESULTS WILL LIKELY FLUCTUATE IN FUTURE PERIODS.

Our revenues have varied in the past and will likely continue to fluctuate considerably from quarter to quarter and from year to year. As a result, our revenues in any period may not be predictive of revenues in any subsequent period. Our royalty revenues may be unpredictable and may fluctuate since they depend upon:

         -        the seasonality of sales of licensed products

         -        the existence of competing products

         -        the marketing efforts of our licensees

         - potential reductions in royalties payable to us due to credits for prior payments to us

         - the timing of royalty reports, some of which are required quarterly and others semi-annually

         - our method of accounting for royalty revenues from our licensees, and

         -        our ability to successfully defend and enforce our patents.

Other revenue may also be unpredictable and may fluctuate due to the timing of payments of non-recurring licensing and signing fees and payments for manufacturing services and achievement of milestones under new and existing collaborative, humanization, and patent licensing agreements. Revenue historically recognized under our prior agreements may not be an indicator of non-royalty revenue from any future collaborations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). We are evaluating the effects, if any, that the adoption of SAB 101 in the second quarter of 2000 may have on the results of our operations or our financial position. We have been advised that the Securities and Exchange Commission intends to provide additional guidance during the second quarter of 2000 with respect to the implementation of SAB 101. It is currently unknown whether such guidance and implementation of SAB 101 will require us to revise our revenue recognition practices or to restate revenues for the first quarter of 2000.

In addition, our expenses may be unpredictable and may fluctuate from quarter to quarter due to the timing of expenses, which may include payments owed by us under licensing arrangements.

OUR HUMANIZATION PATENTS ARE BEING OPPOSED AND A SUCCESSFUL CHALLENGE COULD LIMIT OUR FUTURE REVENUES.

PDL's two humanization patents issued by the European Patent Office (EPO) apply in the United Kingdom, Germany, France, Italy and eight other European countries. The EPO procedures provide for an opposition period in which other parties may submit arguments as to why a patent was incorrectly granted and should be withdrawn or limited. Eighteen notices of opposition to our first European patent were filed during the opposition period for the patent, including oppositions by major pharmaceutical and biotechnology companies. At an oral hearing in March 2000, the

Opposition Division (OD) of the EPO decided to revoke the broad claims in our first European patent based on formal matters of European patent law, specifically that there had been an impermissible addition of subject matter after the filing of the original European patent application, but did not provide the rationale behind its decision. The decision upheld claims that protect Zenapax. The OD did not otherwise announce a decision on the issue of whether the claims in our patent are inventive in light of the prior art or other issues of patentability. We plan to appeal the OD's decision to the Technical Board of Appeals at the EPO. The Technical Board of Appeals will consider all issues anew. The appeal suspends the decision of the OD during the appeals process, which is likely to take several years.

Until our appeal regarding our first European patent is resolved, we may be limited in our ability to collect royalties or to negotiate future licensing or collaborative research and development arrangements based on this and our other humanization patents. Moreover, if our appeal is unsuccessful, our ability to collect royalties on European sales of antibodies humanized by others would depend on the scope and validity of our second European patent, whether the antibodies are manufactured in a country outside of Europe where they are covered by one of our patents, and in that case the terms of our license agreements with respect to that situation. Also, the OD's decision could encourage challenges of our related patents in other jurisdictions, including the U.S. The OD's decision may lead some of our licensees to stop making royalty payments or lead potential licensees not to take a license, which might result in us initiating formal legal actions to enforce our rights under our various humanization patents. In such a situation, a likely defensive strategy to our action would be to challenge our patents in that jurisdiction. During the appeals process with respect to our first European patent, if we were to commence an infringement action to enforce that patent, such an action would likely be stayed until the appeal is decided by the EPO. We have no assurance that we will successfully enforce our rights under our European or related U.S. and Japanese patents. The nine month opposition period for our second European antibody humanization patent ended in May 2000, and we have been advised that a significant number of notices of opposition have been filed with respect to this patent. We have also been advised that three opposition statements have been filed with the Japanese Patent Office with respect to our humanization patent issued in Japan in late 1998.

We intend to vigorously defend the European patents and the Japanese patent in these proceedings; however, we may not prevail in the opposition proceedings or any litigation contesting the validity of these patents. If our appeal with respect to our first European patent is unsuccessful or if the outcome of the other European or Japanese opposition proceedings or any litigation involving our antibody humanization patents were to be unfavorable, our ability to collect royalties on existing licensed products and to license our patents relating to humanized antibodies may be materially harmed. In addition, these proceedings or any other litigation to protect our intellectual property rights or defend against infringement claims by others, could result in substantial costs and diversion of management's time and attention, which could materially harm our business and financial condition.

IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

Our success depends significantly on our ability to obtain and maintain patent protection for our products and technologies, to preserve our trade secrets and to operate without infringing on the proprietary rights of third parties. While we file and prosecute patent applications to protect our inventions, our pending patent applications may not result in the issuance of valid patents or our issued patents may not provide competitive advantages. Also, our patent protection may not prevent others from developing competitive products using related or other technology.

A number of companies, universities and research institutions have filed patent applications or received patents in the areas of antibodies and other fields relating to our programs. Some of these applications or patents may be competitive with our applications or contain material that could prevent the issuance of patents to us or result in a significant reduction in the scope of our issued patents.

The scope, enforceability and effective term of patents issued to companies, universities and research institutions can be highly uncertain and often involve complex legal and factual questions. No consistent policy has emerged regarding the breadth of claims in biotechnology patents, so that even issued patents may later be modified or revoked by the relevant patent authorities or courts. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country, and claim interpretation and infringement laws vary among countries, so we are unable to predict the extent of any patent protection in different countries.

In addition to seeking the protection of patents and licenses, we also rely upon trade secrets, know-how and continuing technological innovation which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licensees. If these agreements are not honored, we might not have adequate remedies for any breach. Additionally, our trade secrets might otherwise become known or patented by our competitors.

WE MAY REQUIRE ADDITIONAL PATENT LICENSES IN ORDER TO MANUFACTURE OR SELL OUR POTENTIAL PRODUCTS.

Other companies, universities and research institutions may obtain patents that could limit our ability to use, import, manufacture, market or sell our products or impair our competitive position. As a result, we might be required to obtain licenses from others before we could continue using, importing, manufacturing, marketing, or selling our products. We may not be able to obtain required licenses on terms acceptable to us, if at all. If we do not obtain required licenses, we may encounter significant delays in product development while we redesign potentially infringing products or methods or may not be able to market our products at all.

Celltech Chiroscience plc has been granted a patent by the EPO covering humanized antibodies (European Adair Patent), which we have opposed. Celltech has also been issued a corresponding U.S. patent (U.S. Adair Patent) that contains claims that may be considered broader in scope than the European Adair Patent. Recently, we entered into an agreement with Celltech providing each company with the right to obtain nonexclusive licenses for up to three antibody targets under the other company's humanization patents. Nevertheless, if our SMART antibodies were covered by the European or U.S. Adair Patent and if we were to need more than the three licenses under those patents currently available to us under the agreement, we would be required to negotiate additional licenses under those patents or to significantly alter our processes or products. We might not be able to successfully alter our processes or products to avoid conflict with these patents or to obtain the required additional licenses on commercially reasonable terms, if at all.

In addition, if U.S. Adair Patent or any related patent applications conflict with our U.S. patents or patent applications, we may become involved in proceedings to determine which company was the first to invent the products or processes contained in the conflicting patents. These proceedings could be expensive, last several years and either prevent issuance of additional patents to us relating to humanization of antibodies or result in a significant reduction in the scope or invalidation of our patents. Any limitation would reduce our ability to negotiate or collect royalties or to negotiate future collaborative research and development agreements based on these patents.

Lonza Biologics, Inc. has a patent issued in Europe to which we do not have a license (although we have been advised by Roche that it has a license covering Zenapax) that may cover a process that we use to produce our potential products. If our processes were covered by this patent, we might be required to obtain a license under this patent or to significantly alter our processes or products in Europe. We might not be able to successfully alter our processes or products to avoid conflict with this patent or to obtain a license on commercially reasonable terms.

We do not have a license to an issued U.S. patent assigned to Stanford University and Columbia University, which may cover a process we use to produce our potential products. We have been advised that an exclusive license has been previously granted to a third party under this patent. If our processes were covered by this patent, we might be required to obtain a license or to significantly alter our processes or products in the U.S. We might not be able to successfully alter our processes or products to avoid conflict with this patent or to obtain a license on acceptable terms. Moreover, if we do not obtain the required licenses, any alteration of processes or products to avoid conflict with a competitive patent could result in a significant delay in our achieving regulatory approval for the products affected by these alterations.

IF WE CANNOT SUCCESSFULLY COMPLETE OUR CLINICAL TRIALS, WE WILL BE UNABLE TO OBTAIN REGULATORY APPROVALS REQUIRED TO MARKET OUR PRODUCTS.

To obtain regulatory approval for the commercial sale of any of our potential products or to promote these products for expanded indications, we must demonstrate through preclinical testing and clinical trials that each product is safe and effective for use in indications for which approval is requested. We have conducted only a limited number of clinical trials to date. We may not be able to successfully commence and complete all of our planned clinical trials without significant additional resources and expertise. Our potential inability to commence or continue clinical trials, to complete the clinical trials on a timely basis or to demonstrate the safety and efficacy of our potential products, further adds to the uncertainty of regulatory approval for our potential products.

Larger and later stage clinical trials may not produce the same results as early stage trials. Many companies in the pharmaceutical and biotechnology industries, including PDL, have suffered significant setbacks in clinical trials, including advanced clinical trials, even after promising results had been obtained in earlier trials.

Research, preclinical testing and clinical trials may take many years to complete and the time required can vary depending on the indication being addressed and the nature of the product. We may at times elect to use aggressive clinical strategies in order to advance potential products through clinical development as rapidly as possible. For example, we may commence clinical trials without conducting preclinical animal testing, where an appropriate animal testing model does not exist, or we may conduct later stage trials based on limited early stage data. As a result, we anticipate that only some of our potential products may show safety and efficacy in clinical trials and some may encounter difficulties or delays during clinical development.

For example, we have entered the SMART M195 Antibody into a Phase III clinical trial in acute myelogenous leukemia with a clinical regimen that has not been tested previously with this antibody. Results from our prior Phase II and Phase II/III studies showed only a limited number of complete and partial remissions. In addition, we initiated a Phase III study without a meeting with the FDA or European regulatory authorities to discuss the protocol and its adequacy to support approval of the SMART M195 Antibody. We believe that our Phase III program is reasonable in view of the nature and severity of the disease. We cannot assure you that the study will be successful or that the FDA or European regulatory authorities will agree that the study will be adequate to obtain regulatory approval, even if the study is successful. In addition, the protocol for our Phase III trial includes an interim review by an independent data safety monitoring board. It is possible that the trial could be terminated upon such a review if the interim data do not show a sufficient probability of the trial being successful or if specified safety criteria are not met.

As a second example, the FDA recently placed a clinical hold on clinical trials of our SMART Anti-CD3 Antibody for kidney transplant indications. Although clinical trials of this antibody are no longer on hold, it was necessary to modify our clinical plans based on FDA concerns. Accordingly, we expect that the clinical development of this antibody for transplant indications will be lengthier, and there can be no assurance that we will be able, or will choose, to proceed with development of this antibody for transplant indications.

WE MAY BE UNABLE TO ENROLL SUFFICIENT PATIENTS TO COMPLETE OUR CLINICAL TRIALS.

The rate of completion of our clinical trials, and those of our collaborators, is significantly dependent upon the rate of patient enrollment. Patient enrollment is a function of many factors, including:

         -        the size of the patient population

         -        perceived risks and benefits of the drug under study

         -        availability of competing therapies

         -        availability of clinical trial sites

         -        design of the protocol

         -        proximity of and access by patients to clinical sites

         -        patient referral practices of physicians

         -        eligibility criteria for the study in question, and

         - efforts of the sponsor of and clinical sites involved in the trial to facilitate timely enrollment.

We may have difficulty obtaining sufficient patient enrollment or clinician support to conduct our clinical trials as planned, and we may have to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of ongoing clinical trials or development of a product for a particular indication.

WE MAY BE UNABLE TO OBTAIN OR MAINTAIN REGULATORY APPROVAL FOR OUR PRODUCTS.

The manufacturing, testing and marketing of our products are subject to regulation by numerous governmental authorities in the U.S. and other countries. In the U.S., pharmaceutical products are subject to rigorous FDA regulation. Additionally, other federal, state and local regulations govern the manufacture, testing, clinical and nonclinical studies to assess safety and efficacy, approval, advertising and promotion of pharmaceutical products. The process of obtaining approval for a new pharmaceutical product or for additional therapeutic indications within this regulatory framework requires a number of years and the expenditure of substantial resources. Companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials.

In addition to the requirement for FDA approval of each pharmaceutical product, each pharmaceutical product manufacturing facility must be registered with, and approved by, the FDA. The manufacturing and quality control procedures must conform to rigorous guidelines in order to receive FDA approval. Pharmaceutical product manufacturing establishments are subject to inspections by the FDA and local authorities as well as inspections by authorities of other countries. To supply pharmaceutical products for use in the U.S., foreign manufacturing establishments must comply with these FDA approved guidelines. These foreign manufacturing establishments are subject to periodic inspection by the FDA or by corresponding regulatory agencies in these countries under reciprocal agreements with the FDA. Moreover, pharmaceutical product manufacturing facilities may also be regulated by state, local and other authorities.

For the marketing of pharmaceutical products outside the U.S., we and our collaborative partners are subject to foreign regulatory requirements and, if the particular product is manufactured in the U.S., FDA and other U.S. export provisions. Requirements relating to the manufacturing, conduct of clinical trials, product licensing, promotion, pricing and reimbursement vary widely in different countries. Difficulties or unanticipated costs or price controls may be encountered by us or our licensees or marketing partners in our respective efforts to secure necessary governmental approvals. This could delay or prevent us or our licensees or our marketing partners from marketing potential pharmaceutical products.

Both before and after approval is obtained, a pharmaceutical product, its manufacturer and the holder of the Biologics License Application (BLA) for the pharmaceutical product are subject to comprehensive regulatory oversight. The FDA may deny a BLA if applicable regulatory criteria are not satisfied. Moreover, even if regulatory approval is granted, such approval may be subject to limitations on the indicated uses for which the pharmaceutical product may be marketed. Further, marketing approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems with the pharmaceutical product occur following approval. In addition, under a BLA, the manufacturer continues to be subject to facility inspection and the applicant must assume responsibility for compliance with applicable pharmaceutical product and establishment standards. Violations of regulatory requirements at any stage may result in various adverse consequences, which may include, among other adverse actions, withdrawal of the previously approved pharmaceutical product or marketing approvals and/or the imposition of criminal penalties against the manufacturer and/or BLA holder.

OUR REVENUES FROM LICENSED TECHNOLOGIES DEPEND ON THE EFFORTS AND SUCCESSES OF OUR LICENSEES.

In those instances where we have licensed rights to our technologies, the product development and marketing efforts and successes of our licensees will determine the amount and timing of royalties we may receive, if any. We have no assurance that any licensee will successfully complete the product development, regulatory and marketing efforts required to sell products. The success of products sold by licensees, such as Roche, will be affected by competitive products, including potential competing therapies that are marketed by the licensee or others.

IF OUR COLLABORATIONS ARE NOT SUCCESSFUL, WE MAY NOT BE ABLE TO EFFECTIVELY DEVELOP AND MARKET SOME OF OUR PRODUCTS.

We have collaborative agreements with several pharmaceutical and other companies to develop, manufacture and market Zenapax and some of our potential products. In some cases, we are relying on our collaborative partners to manufacture such products, to conduct clinical trials, to compile and analyze the data received from these trials, to obtain regulatory approvals and, if approved, to market these licensed products. As a result, we may have little or no control over the manufacturing, development and marketing of these potential products and little or no opportunity to review clinical data prior to or following public announcement.

Our collaborative agreements can generally be terminated by our partners on short notice. A collaborator may terminate its agreement with us or separately pursue alternative products, therapeutic approaches or technologies as a means of developing treatments for the diseases targeted by us or our collaborative effort. Even if a collaborator continues its contributions to the arrangement, it may nevertheless determine not to actively pursue the development or commercialization of any resulting products. In these circumstances, our ability to pursue potential products could be severely limited.

Continued funding and participation by collaborative partners will depend on the timely achievement of our research and development objectives, the retention of key personnel performing work under those agreements and on each collaborative partner's own financial, competitive, marketing and strategic considerations. Such considerations include:

         - the commitment of management of the collaborative partners to the continued development of the licensed products or technology

         - the relationships among the individuals responsible for the implementation and maintenance of the collaborative efforts, and

         - the relative advantages of alternative products or technology being marketed or developed by the collaborators or by others, including their relative patent and proprietary technology positions, and their ability to manufacture potential products successfully.

Our ability to enter into new collaborations and the willingness of our existing collaborators to continue development of our potential products depends upon, among other things, our patent position with respect to such products. If we are unable to successfully maintain our patents we may be unable to collect royalties on existing licensed products or enter into additional collaborations and agreements.

OUR LACK OF EXPERIENCE IN SALES, MARKETING AND DISTRIBUTION MAY HAMPER MARKET INTRODUCTION AND ACCEPTANCE OF OUR PRODUCTS.

We intend to market and sell a number of our products either directly or through sales and marketing partnership arrangements with collaborative partners. To market products directly, we must either establish a marketing group and direct sales force or obtain the assistance of another company. We may not be able to establish marketing, sales and distribution capabilities or succeed in gaining market acceptance for our products. If we were to enter into co-promotion or other marketing arrangements with pharmaceutical or biotechnology companies, our revenues would be subject to the payment provisions of these arrangements and dependent on the efforts of third parties.

MANUFACTURING DIFFICULTIES COULD DELAY COMMERCIALIZATION OF OUR PRODUCTS.

Of the products that we currently have in clinical development, Roche is responsible for manufacturing Zenapax, SmithKline Beecham is responsible for manufacturing the humanized anti-IL-4 antibody and Scil is responsible for manufacturing the SMART Anti-L-Selectin Antibody. We are responsible for manufacturing our other products for our own development. We intend to continue to manufacture potential products for use in preclinical and clinical trials using our manufacturing facility in accordance with standard procedures that comply with appropriate regulatory standards. The manufacture of sufficient quantities of antibody products that comply with these standards is an expensive, time-consuming and complex process and is subject to a number of risks that could result in delays. For example, we and our collaborative partners have experienced some manufacturing difficulties. Product supply interruptions could significantly delay clinical development of our potential products, reduce third party or clinical researcher interest and support of proposed clinical trials, and possibly delay commercialization and sales of these products. Manufacturing difficulties can even interrupt the supply of marketed products, thereby reducing revenues and risking loss of market share. For example, Roche has received a warning letter from the FDA regarding deficiencies in the manufacture of various products. Although the letter primarily related to products other than Zenapax, Roche has also experienced difficulties in the manufacture of Zenapax. If these manufacturing difficulties are not corrected in a timely manner, or if future manufacturing difficulties arise, Zenapax supplies could be interrupted, which could cause a delay or termination of our clinical trials of Zenapax in autoimmune disease and could force Roche to withdraw Zenapax from the market temporarily or permanently, resulting in loss of revenue to us. These occurrences could materially impair our competitive position.

We do not have experience in manufacturing commercial quantities of our potential products, nor do we currently have sufficient capacity to manufacture all of our potential products on a commercial scale. In order to obtain regulatory approvals and to create capacity to produce our products for commercial sale at an acceptable cost, we will need to improve and expand our existing manufacturing capabilities. We are reviewing plans to expand our manufacturing capacity, including possible acquisition and conversion of an existing building into a manufacturing plant. If we implement these plans we will incur substantial costs. Any construction delays could impair our ability to produce adequate supplies of our potential products for clinical use or commercial sale on a timely basis. Further, we may be unable to improve and expand our manufacturing capability sufficiently to obtain necessary regulatory approvals and to produce adequate commercial supplies of our potential products on a timely basis. Failure to do so could delay commercialization of these products and could impair our competitive position.

MANUFACTURING CHANGES MAY RESULT IN DELAYS IN OBTAINING REGULATORY APPROVAL OR MARKETING FOR OUR PRODUCTS.

Manufacturing of antibodies for use as therapeutics in compliance with regulatory requirements is complex, time-consuming and expensive. If we make changes in the manufacturing process, we may be required to demonstrate to the FDA and corresponding foreign authorities that the changes have not caused the resulting drug material to differ significantly from the drug material previously produced. This is particularly important if we want to rely on results of prior preclinical studies and clinical trials performed using the previously produced drug material. Depending upon the type and degree of differences between the newer and older drug material, we may be required to conduct additional animal studies or human clinical trials to demonstrate that the newly produced drug material is sufficiently similar to the previously produced drug material. We have made manufacturing changes and are likely to make additional manufacturing changes for the production of our products currently in clinical development, such as the SMART M195 and SMART Anti-CD3 Antibodies. These manufacturing changes could result in delays in development or regulatory approvals or in reduction or interruption of commercial sales and could impair our competitive position.

OUR BUSINESS MAY BE HARMED IF WE CANNOT OBTAIN SUFFICIENT QUANTITIES OF RAW MATERIALS.

We depend on outside vendors for the supply of raw materials used to produce our product candidates. Once a supplier's materials have been selected for use in our manufacturing process, the supplier in effect becomes a sole or limited source of that raw material due to regulatory compliance procedures. If the third party suppliers were to cease production or otherwise fail to supply us with quality raw materials and we were unable to contract on acceptable terms for these services with alternative suppliers, our ability to produce our products and to conduct preclinical testing and clinical trials of product candidates would be adversely affected. This could impair our competitive position.

OUR REVENUE MAY BE ADVERSELY AFFECTED BY COMPETITION AND RAPID TECHNOLOGICAL CHANGE.

We are aware that potential competitors have developed and are developing human and humanized antibodies or other compounds for treating autoimmune diseases, transplantation, inflammatory conditions and cancers. In addition, a number of academic and commercial organizations are actively pursuing similar technologies, and several companies have developed or may develop technologies that may compete with our SMART antibody technology. Competitors may succeed in more rapidly developing and marketing technologies and products that are more effective than our products or that would render our products or technology obsolete or noncompetitive. Our collaborative partners may also independently develop products that are competitive with products that we have licensed to them. This could reduce our revenues under our agreements with these partners.

Any product that we or our collaborative partners succeed in developing and for which regulatory approval is obtained must then compete for market acceptance and market share. The relative speed with which we and our collaborative partners can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market compared to competitive companies will affect market success. For example, Novartis, which has a significant marketing and sales force directed to the transplantation market, has received approval to market Simulect(R), a product competitive with Zenapax, in the U.S. and Europe. Since Novartis launched Simulect in the European Union earlier than Roche, Zenapax may have a smaller market share than Simulect and other available products.

Other competitive factors include:

         -        the capabilities of our collaborative partners

         -        product efficacy and safety

         -        timing and scope of regulatory approval

         -        product availability, marketing and sales capabilities

         -        reimbursement coverage

         - the amount of clinical benefit of our products relative to their cost

         -        method of and frequency of administration of our products

         -        price of our products, and

         -        patent protection of our products.

IF WE DO NOT ATTRACT AND RETAIN KEY EMPLOYEES, OUR BUSINESS COULD BE IMPAIRED.

To be successful, we will have to retain our qualified clinical, manufacturing, scientific and management personnel. Because we are located in a high technology area, we face competition for personnel from other companies, academic institutions, government entities and other organizations. We are currently conducting a search for a chief financial officer and a vice president of marketing, as well as other senior management personnel. If we are unsuccessful in filling these positions or retaining qualified personnel, our business could be impaired.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS, AND OUR INSURANCE COVERAGE MAY NOT BE ADEQUATE TO COVER THESE CLAIMS.

We face an inherent business risk of exposure to product liability claims in the event that the use of products during research and development efforts or after commercialization results in adverse effects. This risk will exist even with respect to any products that receive regulatory approval for commercial sale. While we have obtained liability insurance for our products, it may not be sufficient to satisfy any liability that may arise. Also, adequate insurance coverage may not be available in the future at acceptable cost, if at all.

WE MAY REQUIRE ADDITIONAL FUNDS THAT MAY BE DIFFICULT TO OBTAIN IN ORDER TO CONTINUE OUR BUSINESS ACTIVITIES AS PLANNED.

Our operations to date have consumed substantial amounts of cash. We will be required to spend substantial funds in conducting clinical trials, to expand our marketing capabilities and efforts, to expand existing research and development programs, to develop and expand our development and manufacturing capabilities and to defend or prosecute our patents and patent applications.

In order to develop and commercialize our products, we may need to raise substantial additional funds through equity or debt financings, collaborative arrangements, the use of sponsored research efforts or other means. Additional financing may not be available on acceptable terms, if at all, and may only be available on terms dilutive to existing stockholders or that would increase the amount of our indebtedness. Our inability to secure adequate funds on a timely basis could result in the delay or cancellation of programs that we might otherwise pursue.

WE MAY INCUR SIGNIFICANT COSTS IN ORDER TO COMPLY WITH ENVIRONMENTAL REGULATIONS OR TO DEFEND CLAIMS ARISING FROM ACCIDENTS INVOLVING THE USE OF HAZARDOUS MATERIALS.

We are subject to federal, state and local laws and regulations governing the use, discharge, handling and disposal of materials and wastes used in our operations. As a result, we may be required to incur significant costs to comply with these laws and regulations. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages and incur liabilities which exceed our resources. In addition, we cannot predict the extent of the adverse effect on our business or the financial and other costs that might result from any new government requirements arising out of future legislative, administrative or judicial actions.

CHANGES IN THE U.S. AND INTERNATIONAL HEALTH CARE INDUSTRY COULD ADVERSELY AFFECT OUR REVENUES.

The U.S. and international health care industry is subject to changing political, economic and regulatory influences that may significantly affect the purchasing practices and pricing of pharmaceuticals. Cost containment measures, whether instituted by health care providers or imposed by government health administration regulators or new regulations, could result in greater selectivity in the purchase of drugs. As a result, third-party payors may challenge the price and cost effectiveness of our products. In addition, in many major markets outside the U.S., pricing approval is required before sales can commence. As a result, significant uncertainty exists as to the reimbursement status of approved health care products.

We may not be able to obtain or maintain our desired price for our products. Our products may not be considered cost effective relative to alternative therapies. As a result, adequate third-party reimbursement may not be available to enable us to maintain prices sufficient to realize an appropriate return on our investment in product development. Also, the trend towards managed health care in the U.S. and the concurrent growth of organizations such as health maintenance organizations, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices, reduced reimbursement levels and diminished markets for our products. These factors will also affect the products that are marketed by our collaborative partners.

AS A RESULT OF OUR SALE OF THE NOTES, WE WILL HAVE A SIGNIFICANT AMOUNT OF DEBT AND MAY HAVE INSUFFICIENT CASH TO SATISFY OUR DEBT SERVICE OBLIGATIONS. IN ADDITION, THE AMOUNT OF OUR DEBT COULD IMPEDE OUR OPERATIONS AND FLEXIBILITY.

As a result of our sale of the notes, we have a significant amount of debt and debt service obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, including from cash and cash equivalents on hand, we will be in default under the terms of the indenture which could, in turn, cause defaults under our other existing and future debt obligations.

Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

         - limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes

         - limiting our flexibility in planning for, or reacting to, changes in our business

         - placing us at a competitive disadvantage relative to our competitors who have lower levels of debt

         - making us more vulnerable to a downturn in our business or the economy generally, and

         - requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of applying those funds to other purposes such as working capital and capital expenditures.

WE MAY BE UNABLE TO REPURCHASE THE NOTES UPON THE OCCURRENCE OF A CHANGE IN CONTROL.

Upon the occurrence of a Change in Control of PDL, we will be required to offer to repurchase all outstanding notes. Although the Indenture allows us, subject to satisfaction of certain conditions, to repurchase the notes using shares of our common stock, if a Change in Control were to occur, our ability to repurchase the notes with cash will depend on the availability of sufficient funds and compliance with the terms of any debt ranking senior to the notes. Our failure to repurchase tendered notes upon a Change in Control would constitute an event of default under the Indenture, which could result in the acceleration of the maturity of the notes and all of our other outstanding debt. These repurchase requirements may also delay or make it harder for others to obtain control of us.

CLAIMS BY HOLDERS OF THE NOTES WILL BE SUBORDINATED TO CLAIMS BY HOLDERS OF OUR SENIOR DEBT.

The notes rank behind all of our Senior Debt. The notes are effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As a result, if we declare bankruptcy, liquidate, reorganize, dissolve or otherwise wind up our affairs or are subjected to similar proceedings, we must repay all Senior Debt before we will be able to make any payments on the notes. Likewise, upon a default in payment with respect to any of our debt or an event of default with respect to this debt resulting in its acceleration, our assets will be available to pay the amounts due on the notes only after all Senior Debt has been paid in full. The Indenture does not prohibit us from incurring additional Senior Debt, other debt or other liabilities or our subsidiaries from incurring any indebtedness. Our ability to pay our obligations on the notes could be adversely affected if we incur more debt. As of December 31, 1999, one of our subsidiaries had outstanding approximately $10.1 million of indebtedness to which the notes are effectively subordinated. See "Description of the Notes--Subordination."

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES.

While the outstanding notes are eligible for trading in the PORTAL Market, there is no public market for the notes. The Initial Purchasers, as that term is defined in this prospectus, informed us that they intend to make a market in the notes, but they may cease their market-making at any time.

We do not intend to apply for a listing of any of the notes on any securities exchange. We do not know if an active public market has developed or will develop for the notes or, if developed, will continue. If an active market is not developed or maintained, the market price and the liquidity of the notes may be adversely affected.

In addition, the liquidity and the market price of the notes may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects, or in the prospects for companies in our industry. As a result, you cannot be sure that an active trading market will develop for these notes.

OUR COMMON STOCK PRICE IS VOLATILE AND AN INVESTMENT IN OUR COMPANY COULD DECLINE IN VALUE.

Market prices for securities of biotechnology companies (including PDL) have been highly volatile so that investment in our securities involves substantial risk. Additionally, the stock market from time to time has experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The following are some of the factors that may have a significant effect on the market price of our common stock:

         - developments or disputes as to patent or other proprietary rights

         -        disappointing sales of approved products

         - approval or introduction of competing products and technologies

         -        results of clinical trials

         - failures or unexpected delays in obtaining regulatory approvals or FDA advisory panel recommendations

         -        delays in manufacturing or clinical trial plans

         -        fluctuations in our operating results

         -        disputes or disagreements with collaborative partners

         - market reaction to announcements by other biotechnology or pharmaceutical companies

         - announcements of technological innovations or new commercial therapeutic products by us or our competitors

         - initiation, termination or modification of agreements with our collaborative partners

         -        loss of key personnel

         -        litigation or the threat of litigation

         -        public concern as to the safety of drugs developed by us

         - sales of our common stock held by collaborative partners or insiders

         - comments and expectations of results made by securities analysts, and

         -        general market conditions.

If any of these factors causes us to fail to meet the expectations of securities analysts or investors, or if adverse conditions prevail or are perceived to prevail with respect to our business, the price of the common stock would likely drop significantly. A significant drop in the price of a company's common stock often leads to the filing of securities class action litigation against the company. This type of litigation against us could result in substantial costs and a diversion of management's attention and resources.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE AND THE PRICE OF THE NOTES TO FALL.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market prices of the notes and our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Substantially all of our outstanding shares of common stock can be sold at any time without limitation.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes or the shares of common stock issuable on conversion of the notes. See "Selling Security Holders."

                           PRICE RANGE OF COMMON STOCK

Our common stock trades on The Nasdaq National Market under the symbol "PDLI." The following table sets forth for the periods indicated the high and low closing bid prices for our common stock as quoted on The Nasdaq National Market.


1998                                                  HIGH            LOW
----                                                  ----            ---
  First Quarter .............................      $  46 1/4       $ 34 5/8
  Second Quarter ............................         39 1/2         20 1/8
  Third Quarter .............................         26 1/4         16 3/4
  Fourth Quarter ............................         27 1/4         16 1/2

1999
----
  First Quarter .............................      $  26 1/2       $ 13 1/4
  Second Quarter ............................             22         14 3/8
  Third Quarter .............................         36 1/8         22 1/8
  Fourth Quarter ............................         72 5/8         32 1/4

2000
----
  First Quarter .............................      $ 327 1/4      $ 59 7/16
  Second Quarter (through June 7, 2000) .....      146 13/16        59 5/16
                                                   ---------      ---------


On June 7, 2000, the closing bid price quoted on The Nasdaq National Market for the common stock was $146.8125 per share. On March 31, 2000, there were approximately 127 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

                                 DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                            DESCRIPTION OF THE NOTES

The 5.50% Convertible Subordinated Notes due February 15, 2007 were issued under an indenture (the Indenture) between us and Chase Manhattan Bank and Trust Company, National Association, as trustee. The Indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, including definitions of certain terms used in the Indenture. For example, we use capitalized words to signify defined terms that have been given special meaning in the Indenture. We describe the meaning for only the more important terms. Wherever we refer to particular defined terms, those terms are incorporated herein by reference. In this section, references to "PDL", "we" or "us" refer solely to PDL and not to any of our subsidiaries.

GENERAL

The notes are general, unsecured obligations of PDL. The notes are subordinated, which means that they rank behind certain of our other indebtedness as described below. The aggregate principal amount of the notes is $150,000,000.

The notes bear interest at 5.50% per year from February 15, 2000. We will pay interest twice a year, on each February 15 and August 15 (each, an Interest Payment Date), beginning August 15, 2000, until the principal is paid or made available for payment or the notes have been converted. Interest will be paid to the person in whose name the note is registered at the close of business on the preceding February 1 or August 1, as the case may be (each, a Regular Record
Date). Interest payable per $1,000 principal amount of notes for the period from February 15, 2000 to August 15, 2000, will be $27.50. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

You may convert the notes into shares of our common stock at any time before the close of business on February 15, 2007 unless the notes have been previously redeemed or repurchased. The initial conversion rate is 6.6225 shares per each $1,000 principal amount of notes. This is equivalent to a conversion price of approximately $151.00 per share. The conversion rate may be adjusted as described below.

We may redeem the notes at our option at any time on or after February 15, 2003, in whole or in part, at the redemption prices set forth below under "Optional Redemption", plus accrued and unpaid interest to the redemption date. If there is a Change in Control (as defined below), you may have the right to require us to repurchase your notes as described below under "Repurchase at Option of Holders Upon a Change in Control."

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

The notes will be issued:

         -        only in fully registered form

         -        without interest coupons, and

         -        in denominations of $1,000 and integral multiples thereof.

Principal of, premium, if any, and interest (and Liquidated Damages (as defined below), if any) on the notes will be payable, and the notes may be presented for registration or exchange, at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York. Until we designate otherwise, our office or agency will be the trustee's corporate trust office now located in the Borough of Manhattan, The City of New York.

The notes are currently evidenced by one or more global notes that have been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. (Cede), as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

         - DTC has notified us that it is unwilling or unable to continue as depositary for the global note or has ceased to be a clearing agency registered as such under the Securities Exchange Act of 1934, as amended (the Exchange Act), or announces an intention permanently to cease business or does in fact do so, or

         - an Event of Default (as defined below) with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

DTC or its nominee is considered the sole owner and holder of the global note for all purposes, and as a result:

         - you cannot receive notes registered in your name if they are represented by the global note

         - you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes

         - you will not be considered to be the owner or holder of the global note or any note it represents for any purpose, and

         - all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

Only institutions (such as a securities broker or dealer) that have accounts with DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made is on the records kept by DTC (for its participants' interests) and the records kept by those participants (for interests of persons participants hold on their behalf).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

We will make cash payments of interest on, and principal of, and the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

We have been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global note, as well as any payment of Liquidated Damages, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

We will send any redemption notices to the trustee. If fewer than all of the notes are being redeemed, the particular ratio to be redeemed will be selected by the trustee by a method that the trustee deems to be fair and appropriate. We understand that if less than all of a global note is being redeemed, DTC's current practice is to determine by lot the amount of the holdings of each participant in the global note to be redeemed.

We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant has, or participants have, given such direction.

DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC's policies and procedures, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. The trustee and we have no responsibility or liability for any aspect of DTC's or any participant's records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

CONVERSION RIGHTS

You may, at your option, convert any portion of the principal amount of a note that is an integral multiple of $1,000 into shares of our common stock at any time prior to the close of business on the maturity date; provided, however, that if a note is called for redemption or repurchase, you may convert such note at any time before the close of business on the date fixed for redemption or repurchase, as the case may be, unless we default in making the payment due upon redemption or repurchase. In either case, the conversion rate is equal to 6.6225 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $151.00 per share. The conversion rate is subject to adjustment as described below.

The holder of a note can convert the note by delivering the note at the trustee's corporate trust office, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the trustee. In the case of a global note, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered to the trustee. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share, and the trustee shall deliver the certificate(s) to the conversion agent for delivery to the holder of the note being converted. The shares of common stock issuable upon conversion of the notes will be fully paid and nonassessable and will also rank equally with other shares of our common stock outstanding from time to time.

If you surrender a note for conversion on a date that is not an Interest Payment Date, you will not be entitled to receive any interest for the period from the preceding Interest Payment Date to the date of conversion, except as described below. However, if you are a holder of a note on a Regular Record Date, including a note that is subsequently surrendered for conversion after the Regular Record Date, you will receive the interest payable on such note on the next Interest Payment Date. To correct for this resulting overpayment of interest, we will require that any note surrendered for conversion during the period from the close of business on a Regular Record Date to the opening of business on the next Interest Payment Date be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the Regular Record Date and the close of business on the next Interest Payment Date.

If we distribute rights or warrants (other than those referred to in paragraph
(2) below) pro rata to holders of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the holder of any note surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion (the Conversion Shares), a number of rights or warrants to be determined as follows:

         - if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the Distribution Date), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of, and applicable to, the rights or warrants, and

         - if such conversion occurs after such Distribution Date, the same number of rights or warrants to which a holder of the number of shares of common stock into which such note was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of, and applicable to, the rights or warrants.

No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If you receive common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the average of the high and low sales price of the common stock on the conversion date.

If you deliver a note for conversion, you will not be required to pay any taxes or duties in respect of the issuance or delivery of common stock on conversion. However, you will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that no such tax or duty is payable.

The conversion rate is subject to adjustment if, among other things:

(1) there is a dividend or other distribution payable in common stock on shares of our common stock,

(2) we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price, calculated as described in the Indenture, of our common stock; however, if those rights, options or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur,

(3)      we subdivide, reclassify or combine our common stock,

(4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

         - those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above

         - dividends and distributions paid in cash (except as set forth in paragraphs (5) and (6) below), and

         - distributions upon a merger or consolidation as discussed below,

(5) we make a distribution consisting exclusively of cash (excluding cash distributed upon a merger or consolidation as discussed below) to all holders of our common stock if the aggregate amount of the distribution combined together with (A) other such all cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding, or

(6) the successful completion of a tender offer made by us or any of our subsidiaries for our common stock that involves aggregate consideration that, together with (A) any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for our common stock concluded within the 365-day period preceding the completion of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all cash distributions referred to in paragraph (5) above to all holders of common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments.

If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of, common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any fights of election that the holder may have had to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. Any such determination will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. No such increase will be taken into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control.

If at any time we make a distribution of property to our stockholders that would be taxable to them as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets of PDL, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more details, see "Certain Federal Income Tax Consequences."

SUBORDINATION

The payment of the principal of, premium, if any, and interest on the notes (including any Liquidated Damages and any amounts payable upon the redemption or repurchase of the notes that the Indenture permits) will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of all of our Senior Debt. "Senior Debt" means the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed:

         - all our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument

         -        all our obligations for money borrowed

         - all our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles

         - all our obligations to our subsidiaries as lessee under facility leases

         - all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements

         - all our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including related reimbursement obligations

         - all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business

         - all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property, and

         - renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for any indebtedness or obligation described in the bullets above.

Senior Debt will not include any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes. In addition, Senior Debt will not include trade payables and any indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries, except for our obligations as lessee under facility leases.

We will not make any payment on account of principal, premium or interest on the notes (including any Liquidated Damages and any amounts payable upon the redemption or repurchase of the notes) if either of the following occurs:

         - we default in our obligations to pay principal, premium, interest or other amounts on our Senior Debt, including a default under any redemption or repurchase obligation (a Payment Default), and the default continues beyond any grace period that we may have to make those payments, or

         - a default (other than a Payment Default) occurs and is continuing on any Designated Senior Debt (as defined below) and (1) the default permits the holders of the Designated Senior Debt to accelerate its maturity and (2) the trustee has received a notice (a Payment Blockage Notice) of the default from a holder of the Designated Senior Debt (or, in the case of a syndicated credit facility, the agent or representative of the lenders thereunder).

If payments of the notes have been blocked by a Payment Default, payments on the notes may resume (including missed payments, if any) when the Payment Default has been cured or waived. If payments on the notes have been blocked by a default, other than a Payment Default, payments on the notes may resume (including missed payments, if any) on the earlier of (1) the date on which such default is cured or waived and (2) 179 days after the date on which the trustee receives the Payment Blockage Notice if the maturity of the Designated Senior Debt has not been accelerated, unless the Indenture otherwise prohibits payment at that time.

No non-payment default that existed on the day a Payment Blockage Notice was delivered to the trustee can be used as the basis for any subsequent Payment Blockage Notice unless that existing non-payment default has been cured for a period of at least 90 days. In addition, once a holder of

Designated Senior Debt has blocked payment on the notes by giving a Payment Blockage Notice, no new period of payment blockage can be commenced until both of the following are satisfied:

        - 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice, and

        - all scheduled payments of principal, any premium and interest (and Liquidated Damages, if any) on the notes that have come due have been paid in full in cash.

"Designated Senior Debt" means our obligations under any particular Senior Debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness will be Designated Senior Debt for purposes of the Indenture. That instrument, agreement or other document may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt.

In addition, upon any acceleration of the principal due on the notes as a result of an Event of Default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due on all Senior Debt must be paid in full in cash or cash equivalents before you will be entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who are holders of Senior Debt may recover more, ratably, than you would, and this subordination may reduce or eliminate payments to you.

The notes will be "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of any of our subsidiaries. This occurs because any right we have to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interest in the subsidiary's assets and any indebtedness of the subsidiary senior to that which we hold. As of December 31, 1999, our subsidiaries had indebtedness and other liabilities totaling approximately $10.1 million.

The Indenture does not limit our ability to incur indebtedness, including Senior Debt, or the ability of any of our subsidiaries to incur indebtedness.

OPTIONAL REDEMPTION

On or after February 15, 2003, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on February 15 of the following years:

                      YEAR              REDEMPTION PRICE
                      ----              ----------------
                      2003                   102.75%
                      2004                   101.83%
                      2005                   100.92%

and thereafter is equal to 100% of the principal amount. In each case, we will also pay accrued interest to the redemption date. The Indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

No "sinking fund" is provided for the notes, which means that the Indenture does not require us to redeem or retire the notes periodically.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

If a Change in Control occurs, you will have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any greater integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock, valued at 95% of the average of the high and low sales prices of the common stock for each of the five trading days ending with the third trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the Indenture. Because the number of shares of common stock to be delivered to holders of notes in payment of the repurchase price (should we elect such payment option) is determined on the basis of the market price of our common stock after we have given notice of the occurrence of the Change in Control and prior to the repurchase date, the value of the shares of common stock on the date of delivery thereof to such holders may be more or less than the repurchase price had we elected to pay such price in cash.

Within 30 days after the occurrence of a Change in Control, we are obligated to give you notice of the Change in Control and of your repurchase right arising as a result of the Change in Control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver, on or before the 30th day (or such greater period as may be required by applicable law) after the date of our notice, irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which that right is being exercised. We are required to make the repurchase on a date that is no later than 45 days after your notice to the trustee.

A Change in Control will be deemed to have occurred if any of the following occurs:

(1) any person, including any syndicate or group deemed to be a "person" under Section 13 (d) (3) of the Exchange Act, (A) acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by us, any of our subsidiaries or any of our employee benefit plans will not trigger this provision or (B) succeeds in having sufficient of its nominees (who are not supported by a majority of the then current board of directors) elected to the board of directors such that such nominees, when added to any existing directors remaining on the board of directors after such election who are affiliates of or acting in concert with such person, shall constitute a majority of the board of directors,

(2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies any of the following:

        - the transaction is a merger (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our common stock immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock or other ownership interest of the continuing or surviving person entitled to vote generally in elections of directors of the continuing or surviving person immediately after the transaction, or

        - the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of common stock of us or another corporation, or

(3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person.

However, a Change in Control will not be deemed to have occurred if the average of the high and low sales price per share of our common stock for any five trading days within (A) the period of 10 consecutive trading days ending immediately after the later of the Change in Control and the public announcement of the Change in Control, in the case of a Change in Control relating to an acquisition of capital stock not involving a merger or consolidation covered by clause (B) below, or (B) the period of 10 consecutive trading days ending immediately before the Change in Control, in the case of Change in Control relating to a merger, consolidation or asset sale, in each case, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days.

For purposes of these provisions:

        - the conversion price is equal to $1,000 divided by the conversion rate, and

        - whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act.

Any repurchase of notes arising as a result of the Change in Control will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable federal and state securities laws. To the extent the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance with such laws and regulations shall not be deemed to cause a breach of our obligations under the Indenture.

We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered may not be reissued or resold and will be canceled promptly.

The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

Our ability to repurchase notes upon the occurrence of a Change in Control is subject to important limitations. Some of the events constituting a Change in Control could cause an event of default or be prohibited or limited by the terms of Senior Debt. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the Indenture's subordination provisions until the Senior Debt is paid in full. Further, we may not have the financial resources, or would be unable to arrange financing to pay the repurchase price for all the notes that holders seeking to exercise their repurchase right deliver to us. If we were to fail to repurchase the notes when required following a Change in Control, an Event of Default would occur, whether or not such repurchase is permitted by the Indenture's subordination provisions. Any such default may, in turn, cause a default under our Senior Debt. For more details, see "Subordination."

MERGERS AND SALES OF ASSETS

Pursuant to the terms of the Indenture, we may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us, unless each of the following requirements is met:

        - the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is (A) a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State or the District of Columbia or (B) organized under the laws of a jurisdiction outside the U.S. and has (x) common stock or American Depositary Shares representing such common stock traded on a national securities exchange in the U.S., including The Nasdaq Stock Market, Inc.

               and (y) a worldwide total market capitalization of its equity securities (before giving effect to such consolidation or merger) of at least US$5 billion and, in each case, if other than us, expressly assumes the due and punctual payment of the principal of, any premium, and interest (and Liquidated Damages, if any) on the notes and the performance of our other covenants under the Indenture

        - immediately after giving effect to that transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and

        - an officer's certificate and legal opinion relating to these conditions is delivered to the trustee.

EVENTS OF DEFAULT

The following will be Events of Default under the Indenture:

        - we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the Indenture's subordination provisions

        - we fail to pay any interest on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the Indenture's subordination provisions

        - we fail to give the notice that we are required to give if there is a Change in Control, whether or not the notice is prohibited by the Indenture's subordination provisions

        - we fail to perform any other covenant in the Indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes

        - we fail to pay when due the principal of any indebtedness for money borrowed by us or any of our subsidiaries, if any, in excess of $10 million if the indebtedness is not discharged and such failure continues for 20 days or more, or, if such indebtedness has been accelerated, such acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes, and

        - events of bankruptcy, insolvency or reorganization with respect to us and our significant subsidiaries specified in the Indenture.

Subject to the provisions of the Indenture relating to the trustee's duties, if an Event of Default exists, the trustee will not be obligated to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless they have offered to the trustee reasonable indemnity. Subject to such trustee indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, provided that such direction does not conflict with any rule of law or with the Indenture, and the trustee may take any other action the trustee deems proper which is not inconsistent with such direction.

If an Event of Default, other than an Event of Default arising from events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the Indenture, rescind the acceleration if all Events of Default, other than the non-payment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the Indenture. If an Event of Default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing, then the principal of, and accrued interest (and Liquidated Damages, if any) on, all of the notes will automatically become immediately due and payable without any declaration or other act an the part of the holders of the notes or the trustee.

Before you may take any action to institute any proceeding relating to the Indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

        - you must have given the trustee written notice of a continuing Event of Default

        - the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default and must have offered reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action, and

        - the trustee must not have taken action for 60 days after receiving such notice and offer of indemnification.

These limitations do not apply to a suit for the enforcement of payment of the principal of, or any premium or interest (and Liquidated Damages, if any) on, a note, or the repurchase price payable for a note on or after the due dates for such payments, or of the right to convert the note in accordance with the Indenture.

We will furnish to the trustee annually a statement as to our performance of our obligations under the Indenture and as to any default in performance.

MODIFICATION AND WAIVER

The Indenture will contain provisions permitting us and the trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders of the notes. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, we and the trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders, provided, that no such modification may, without the consent of each holder affected thereby:

        -      change the stated maturity of the principal or interest of a note

        -      reduce the principal amount, any premium or interest on any note

        -      reduce the amount payable upon a redemption at our option

        - amend or modify our obligation to make or consummate a repurchase offer upon a Change in Control after our obligation to make a Change in Control repurchase offer arises

        -      change the place or currency of payment on a note

        - impair the right to institute suit for the enforcement of any payment on any note

        - modify the subordination provisions in a manner that is adverse to the holders of the notes

        - adversely affect the right of holders of notes to convert any of the notes

        - reduce the percentage of holders whose consent is needed to modify, amend or waive any provision in the Indenture, or

        - modify the provisions dealing with modification and waiver of the Indenture, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

The holders of a majority in principal amount of the outstanding notes must consent to waive our compliance with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except a default in the payment of principal, any premium, interest or the repurchase price (or Liquidated Damages, if any).

Notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

SATISFACTION AND DISCHARGE

The Indenture will be discharged and will cease to be of further effect (except as to any surviving rights of conversion, or registration of transfer or exchange, or replacement of notes, any right to receive Liquidated Damages and our obligations to the trustee) as to all outstanding notes when:

(1)     either

        (A) all notes theretofore authenticated and delivered (other than (x) notes that have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (y) notes for which payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust, as provided in the Indenture) have been delivered to the trustee for cancellation, or

        (B) all such notes not theretofore delivered to the trustee or its agent for cancellation (other than notes referred to in clauses
               (x) and (y) of clause (1) (A) above)

               (I)    have become due and payable, or

               (II)   will become due and payable within one year, or

               (III) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and at our expense, and we, in the case of clause (I), (II) or (III) above, have deposited with the trustee as trust funds (immediately available to the holders of the notes in the case of clause (I)) an amount sufficient to pay and discharge the entire principal, premium, if any, and interest (and Liquidated Damages, if any) on such notes to the date of deposit (in the case of notes which have become due and payable) or to the final maturity or redemption date, as the case may be, and

(2)     we have paid all other sums payable by us under the Indenture.

In addition, we must deliver an officers' certificate stating that all conditions precedent to satisfaction and discharge have been complied with.

REGISTRATION RIGHTS

We entered into a registration rights agreement (the Registration Rights Agreement) with CIBC World Markets Corp., Credit Suisse First Boston Corporation, SG Cowen Securities Corporation and Warburg Dillon Read LLC (the Initial Purchasers) on February 15, 2000. In the Registration Rights Agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes (together, the Registrable Securities, but excluding securities that are eligible for disposition under Rule 144 of the Securities Act) that we would, at our expense:

        - file with the SEC, on or prior to 90 days following February 15, 2000, the date the notes were originally issued, a shelf registration statement covering resales of the Registrable Securities

        - use all reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to 180 days following February 15, 2000, the date the notes were originally issued, and

        - use all reasonable efforts to keep effective the shelf registration statement until the earlier of (1) the sale under the shelf registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to specific permitted exceptions (the Effectiveness Period).

We agreed to provide to each holder of Registrable Securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

Upon written notice to all the holders of notes, we will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with sales of Registrable Securities during prescribed periods of time if we possess material non-public information the disclosure of which would have a material adverse effect on us. The periods during which we can suspend the use of the prospectus may not exceed a total of 60 consecutive days. Upon receipt of such notice, the holders of notes are required to cease disposing of securities under the prospectus and to keep the notice confidential.

Liquidated damages (Liquidated Damages) will accrue if any of the following events (Registration Defaults) occurs:

        - on or prior to 90 days following February 15, 2000, the date the notes were originally issued, a shelf registration statement has not been filed with the SEC

        - on or prior to 180 days following February 15, 2000, the date the notes were originally issued, the SEC does not declare the shelf registration statement effective, or

        - the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of Registrable Securities from making sales under the shelf registration statement, for more than 60 consecutive days.

In any case, Liquidated Damages will accrue at a rate of 0.5% of the principal amount per annum from and including the day following the Registration Default to but excluding the day on which the Registration Default is cured. Liquidated Damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first Interest Payment Date following the date on which the Liquidated Damages begin to accrue.

A holder who elects to sell any Registrable Securities pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that apply to a holder making such an election, including certain indemnification provisions.

We mailed a notice and questionnaire to the holders of Registrable Securities not less than 30 calendar days prior to the time we intended in good faith to have the shelf registration statement declared effective (the Effective Time).

No holder of Registrable Securities was entitled to be named as a selling security holder in the shelf registration statement as of the Effective Time, and no holder of Registrable Securities was entitled to use the prospectus forming a part of the shelf registration statement for offers and resales of Registrable Securities at any time, unless such holder had returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire. Holders of Registrable Securities, however, had at least 20 calendar days from the date on which the notice and questionnaire was first mailed to them to return a completed and signed notice and questionnaire to us.

Beneficial owners of Registrable Securities who had not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. When we receive a completed and signed notice and questionnaire prior to the Effective Date of the Registration Statement, we will include the Registrable Securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the Registration Rights Agreement.

We agreed in the Registration Rights Agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on The Nasdaq National Market. However, if the common stock is not then quoted on The Nasdaq National Market, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, if any, on or prior to the effectiveness of the shelf registration statement.

This summary of certain provisions of the Registration Rights Agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which we will make available to beneficial owners of the notes upon request to us.

We gave notice to holders of the notes by mail to the addresses of the holders as they appear in the Security Register. Notices are deemed to have been given on the date of mailing.

REPLACEMENT OF NOTES

We will replace, at the holders' expense, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

NO PERSONAL LIABILITY OF STOCKHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

No direct or indirect stockholder, officer, director or employee, as such, past, present or future of PDL, or any successor entity, shall have any personal liability in respect of our obligations under the Indenture or the notes solely by reason of his or its status as such stockholder, officer, director or employee.

THE TRUSTEE

The trustee for the holders of notes issued under the Indenture is Chase Manhattan Bank and Trust Company, N. A. If an Event of Default occurs, and is not cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holders of notes, unless they have offered the trustee reasonable security or indemnity.

                          DESCRIPTION OF CAPITAL STOCK

This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, as amended, and all applicable provisions of Delaware law.

GENERAL

We are authorized to issue 40,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value.

COMMON STOCK

As of March 31, 2000, we had issued and outstanding approximately 19,573,677 shares of common stock held of record by approximately 127 stockholders. Holders of common stock are entitled to one vote per share for the election of directors and all other matters submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock that may be issued in the future, the holders of common stock are entitled to share ratably in such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences of any preferred stock. Holders of common stock have no preemptive, subscription, redemption, conversion rights or similar rights. Our certificate of incorporation does not provide for cumulative voting rights with respect to the election of directors. All outstanding common stock is, and the common stock issuable on conversion of the notes will be, fully paid and nonassessable. Shares of the Company's common stock are reserved for issuance under the Company's option and employee stock purchase plans, and there are options outstanding under the Company's stock plans for shares of common stock.

PREFERRED STOCK

Our board of directors has the authority, without any action by our stockholders, to issue preferred stock in one or more series with such designations, rights and preferences (including dividend, conversion, voting or other rights or liquidation preferences) as determined by our board of directors. The issuance of preferred stock could delay, defer or prevent a change of control of PDL and could decrease the amount of earnings and assets available for distribution to, or adversely affect the voting power or other rights of, holders of common stock. In addition, the issuance of preferred stock could have the effect of decreasing the market price of our common stock. At present, there are no shares of preferred stock outstanding.

TRANSFER AGENT

The transfer agent for our common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104. Its telephone number is (415) 743-1444.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we sometimes refer to as the Code and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes under the constructive sale provisions of the Code.

For purposes of this summary, the term "U.S. Holder" means a holder that is, as determined for United States federal income tax purposes, either (1) a citizen or resident of the United States, or U.S.; (2) an entity formed under the laws of the U.S. or a state of the U.S.; (3) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust subject to the primary supervision of a court within the U.S. and the control of a U.S. fiduciary as described in Section 7701(a)(30). A "Non-U.S. Holder" is any holder other than a U.S. Holder.

We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

HOLDERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

Taxation of Interest

Interest paid on the notes will be included in the income of a holder as ordinary income at the time it is treated as received or accrued, in accordance with the holder's regular method of tax accounting.

Our failure to maintain the effectiveness of the registration statement will cause additional interest to accrue on the notes in the manner described under "Description of the Notes -- Registration Rights." According to Treasury Regulations, the possibility of a change in the interest rate due to our obligation to pay Liquidated Damages (see "Description of the Notes--Registration Rights") will not affect the amount of interest income recognized by a holder, or the timing of such recognition, if the likelihood of the change, as of the date the notes are issued, is remote. We believe that the likelihood of a change in the interest rate on the notes is remote and do not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any note. Similarly, we intend to take the position that the occurrence of an event requiring us to repurchase the notes is remote under the Treasury Regulations, and likewise does not intend to treat the possibility of the occurrence of an event requiring us to repurchase the notes as affecting the yield to maturity of any note.

Market Discount

"Market discount" will exist if the stated redemption price at maturity exceeds the U.S. Holder's initial tax basis in the note. If the market discount is less than 0.25% of the stated redemption price of the note at maturity multiplied by the number of complete years to maturity, then the market discount will be deemed to be zero.

A U.S. Holder may elect to include market discount in income currently as it accrues. Any such election will apply to all market discount bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the Internal Revenue Service.

If a U.S. Holder does not make an election to include market discount in income currently as it accrues, any principal amount received or gain realized by a U.S. Holder on the sale, exchange, retirement or other taxable disposition of a note will be treated as ordinary income to the extent of any accrued market discount on the note. Unless a U.S. holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the note and the denominator of which is the number of days from the date the holder acquired the note until its maturity. If a U.S. Holder exchanges or converts a note into our common stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of our common stock.

A U.S. Holder may be required to defer a portion of such holder's interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a note purchased with market discount. Any such deferred interest expense may not exceed the market discount that accrues during a taxable year and is, in general, allowed as a deduction not later than the year in which the market discount is includible in income. This interest expense deferral will not apply if a U.S. Holder makes an election to include market discount in income currently as it accrues.

Market Premium

A "market premium" will exist if a U.S. Holder's initial tax basis in a note is greater than the stated redemption price at maturity of such note. If an election is made, the market premium may be amortized using a constant yield method, over the remaining term of the note, or, if shorter, over the period from the date of purchase to the date of an assumed redemption option exercise. We will be presumed to exercise our option to redeem the notes if, by using the date of exercise of the call option as the maturity date and the redemption price as the stated redemption price at maturity, the yield on the notes would be lower than such yield would be if the option were not exercised. A U.S. Holder may deduct any remaining market premium upon redemption if a note is redeemed prior to the time at which it is assumed that the note would be redeemed.

Interest otherwise required to be included in income with respect to the note during any tax year may be offset by the amount of any amortized market premium. An election to amortize market premium will apply to all market premium bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the Internal Revenue Service.

Sale, Exchange or Redemption of the Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a holder will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as such) and the holder's tax basis in the note. A holder's tax basis in a note will be, in general, the cost of the note to the holder, increased by any accrued market discount and decreased by any principal payments received and any amortizable market premium accrued. Except to the extent of any accrued market discount, gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note had been held for more than one year. Long-term capital gain recognized by an individual holder is generally subject to a maximum U.S. federal rate of 20%; an individual's ability to offset capital losses against ordinary income is, however, limited.

Conversion of the Notes

A holder will generally not recognize income, gain or loss upon conversion of the note into our common stock, except with respect to any cash received in lieu of a fractional share (which will generally result in capital gain or loss). The holder's tax basis in the common stock received upon conversion will be the same as the holder's tax basis in the note at the time of conversion (exclusive of any tax basis allocable to a fractional share), and the holding period for the our common stock received upon conversion will include the holding period of the note converted.

Adjustment to Conversion Price

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received constructive distributions where the conversion ratio of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the holders of notes might be deemed to have received constructive distributions taxable as dividends. Moreover, in certain other circumstances, the failure to adjust the conversion ratio on the notes may result in a deemed taxable dividend to holders of our common stock.

Sale of Common Stock:

Upon the sale or exchange of our common stock, a holder generally will recognize capital gain or loss equal to the difference between

        - the amount of cash and the fair market value of any property received upon the sale or exchange, and

        -      such holder's adjusted tax basis in the our common stock.

Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in our common stock is more than one year at the time of the sale or exchange. A holder's basis and holding period in our common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes."

Information Reporting and Backup Withholding Tax

In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on our common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of our common stock, and a 31% backup withholding tax may apply to such payments if the holder either:

        - fails to demonstrate that the holder comes within certain exempt categories of holders or

        - fails to furnish or certify his correct taxpayer identification number to the payor in the manner required,

        - is notified by the IRS that he has failed to report payments of interest and dividends properly, or

        - under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments.

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

NON-U.S. HOLDERS

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder.

For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder (as defined above) includes a non-resident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (1) effectively connected with the conduct of a U.S. trade or business or (2) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Taxation of Interest

Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally interest on the notes will qualify as portfolio interest if:

        - the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all PDL voting stock and is not a "controlled foreign corporation" with respect to which PDL is a "related person" within the meaning of the Code

        - the beneficial owner, under penalty of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner's name and address, and

        - the Non-U.S. Holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business.

The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8 BEN or W-8 ECI (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. These forms must be periodically updated. Under new regulations which are effective with respect to payments made after December 31, 2000, a Non-U.S. Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in such new regulations for payments through qualified intermediaries.

Sales, Exchange or Redemption of the Notes

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to U.S. federal income tax, unless:

        -      such gain is U.S. trade or business income

        - subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition

        - the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States, or

        - in the case of the disposition of PDL common stock, PDL is a U.S. real property holding corporation.

PDL does not believe that it is currently a "United States real property holding corporation," or that it will become one in the future.

Conversion of the Notes

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into our common stock, except with respect to cash (if any) received in lieu of a fractional share or interest which does not qualify for the portfolio interest exemption, is not U.S. trade or business income and has not previously included in income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described below for the sale of notes. Cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding or is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Treasury Regulations provide that backup withholding and additional information reporting will not apply to payments of principal on the notes by us to a Non-U.S. Holder if the holder certifies as to its Non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our paying agent have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied).

As a general matter, information reporting and backup withholding will not apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a broker if the broker:

        -      is a U.S. person

        - derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States

        -      is a "controlled foreign corporation" as to the United States, or

        - with respect to payments made after December 31, 2000, is a foreign partnership that, at any time during its taxable year is 50% or more (by income or capital interest) owned by U.S. persons or is engaged in the conduct of a U.S. trade or business unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption.

Payment by a United States office of a broker of the proceeds of a sale of notes or common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

New regulations, generally effective with respect to payments made after December 31, 2000, make certain modifications to the withholding, backup withholding and information reporting rules described above. The new regulations generally attempt to unify certification requirements and modify reliance standards. Prospective investors are urged to consult their own tax advisors regarding the new regulations.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

                            SELLING SECURITY HOLDERS

The notes offered hereby were issued by us and sold by the Initial Purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The selling security holders (which term includes the Initial Purchasers' transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

The following table sets forth information, as of June 7, 2000, with respect to the selling security holders and the respective principal amounts of notes beneficially owned by each selling security holder that may be offered pursuant to this prospectus. Such information has been obtained from the selling security holders. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling security holders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given as to the amount of the notes or the common stock issuable upon conversion of the notes that will be held by the selling security holders upon termination of any such sales. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

                                                   Principal
                                                     Amount                       Number of Shares of
                                                    of Notes                          Common Stock
                                                  ------------      ------------------------------------------------
                                                  Beneficially
                                                   Owned and
                                                    Offered         Beneficially        Offered         Owned After
     Selling Security Holder(1)                     Hereby(1)       Owned(1)(2)         Hereby          the Offering
----------------------------------------------    ------------      ------------      ------------      ------------
AIG/National Union Fire Insurance                 $  1,100,000             7,284             7,284                --

AIG SoundShore Strategic Holdings Fund Ltd.       $    300,000             1,986             1,986                --

AIG SoundShore Opportunity Holding Fund Ltd.      $  3,500,000            23,178            23,178                --

AIG Soundshore Holdings Ltd.                      $  2,700,000            17,880            17,880                --

Allstate Insurance Company                        $    500,000            11,911             3,311             8,600

Aloha Airlines Non-Pilots Pension Trust           $     75,000               496               496                --

Aloha Airlines Pilots Retirement Trust            $     45,000               298               298                --

Alta Partners Holdings, LDC                       $  2,500,000            16,556            16,556                --

Argent Classic Convertible Arbitrage Fund
(Bermuda) L.P.                                    $  7,000,000            46,357            46,357                --

Associated Electric & Gas Insurance
Services Limited                                  $    370,000             2,450             2,450                --

BNP Arbitrage SNC                                 $ 10,000,000            66,225            66,225                --

C&H Sugar Company, Inc.                           $    120,000               794               794                --

Coastal Convertibles Ltd.                         $    400,000             2,649             2,649                --

Clinton Riverside convertible Portfolio
Limited                                           $  2,000,000            13,245            13,245                --

CIBC World Markets                                $ 17,293,000           114,523           114,523                --

Deephaven Domestic Convertible Trading Ltd.       $  4,000,000            26,490            26,490                --


Delaware Public Employees' Retirement System      $    750,000             4,966             4,966                --


Deutsche Bank Securities, Inc.                    $ 25,803,000           170,880           170,880                --

Fidelity Financial Trust: Fidelity
Convertible Securities Fund                       $  3,640,000            24,105            24,105                --

First Republic Bank                               $    100,000               662               662                --

Grace Brothers, Ltd.                              $  2,000,000            13,245            13,245                --

Hawaiian Airlines Employees Pension               $     65,000               430               430                --
Plan-IAM

Hawaiian Airlines Pension Plan for
Salaried Employees                                $     15,000                99                99                --

Hawaiian Airlines Pilots Retirement Plan          $    100,000               662               662                --

ICI American Holdings Trust                       $    600,000             3,973             3,973                --

Island Holdings                                   $     75,000               496               496                --

Janus Capital Corporation                         $ 10,529,000            69,728            69,728                --

Lincoln National Convertible Securities Fund      $  2,000,000            13,245            13,245                --

Lipper Convertibles L.P.                          $  4,000,000            26,490            26,490                --

Lord Abbett Bond Debenture Fund                   $  3,000,000            19,867            19,867                --

                                                   Principal
                                                     Amount                       Number of Shares of
                                                    of Notes                          Common Stock
                                                  ------------      ------------------------------------------------
                                                  Beneficially
                                                   Owned and
                                                    Offered         Beneficially        Offered         Owned After
     Selling Security Holder(1)                     Hereby(1)       Owned(1)(2)         Hereby          the Offering
----------------------------------------------    ------------      ------------      ------------      ------------
Museum of Fine Arts, Boston                       $     26,000               172               172                --

Nalco Chemical Company                            $    420,000             2,781             2,781                --

New Hampshire Retirement System                   $    155,000             1,026             1,026                --

Parker-Hannifin Corporation                       $     45,000               298               298                --

ProMutual                                         $     96,000               635               635                --

Putnam Asset Allocation Funds - Balanced
Portfolio                                         $    170,000             1,125             1,125                --

Putnam Asset Allocation Funds -
Conservative Portfolio                            $    112,000               741               741                --

Putnam Balanced Retirement Fund                   $     52,000               344               344                --

Putnam Convertible Income - Growth Trust          $  1,247,000             8,258             8,258                --

Putnam Convertible Opportunities and
Income Trust                                      $     69,000               456               456                --

Putnam High Income In Bond Fund                   $    455,000             3,013             3,013                --

Queen's Health Plan                               $     25,000               165               165                --

Rhone-Poulenc Rorer Pension Plan                  $     33,000               218               218                --

Salomon Smith Barney, Inc.                        $  1,150,000             7,615             7,615                --

SG Cowen Securities Corporation                   $  3,000,000            19,867            19,867                --

Starvest Combined Portfolio                       $  1,390,000             9,205             9,205                --

State of Oregon Equity                            $  3,095,000            20,496            20,496                --

State of Oregon/SAIF Corporation                  $  3,550,000            23,509            23,509                --

Sun America Equity Income Fund                    $     15,000                99                99                --

Tribeca Investments L.L.C                         $  7,700,000            50,993            50,993                --

University of Rochester                           $     25,000               165               165                --

Zeneca Holdings Pension Trust                     $    500,000             3,311             3,311                --

KBC Financial Products USA                        $  6,000,000            39,735            39,735                --

Highbridge International LLC                      $ 11,000,000            72,847            72,847                --

Onyx Capital Management                           $  5,090,000            33,708            33,708                --

     Total:                                       $150,000,000         1,001,952           993,352             8,600
                                                  ============      ============      ============      ============


        (1) Information concerning the selling security holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion of the notes offered hereby may increase or decrease.

        (2) Assumes a conversion price of $151.00 per share, and a cash payment in lieu of any fractional share interest.

                              PLAN OF DISTRIBUTION

The notes and common stock offered hereby may be sold from time to time to purchasers directly by the selling security holders. Alternatively, the selling security holders may from time to time offer the notes and common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders or the purchasers of notes and common stock for whom they may act as agents. The selling security holders and any underwriters, broker/dealers or agents that participate in the distribution of notes and common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of notes and common stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

The notes and common stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, any varying prices determined at the time of sale or at negotiated prices. The sale of the notes and the common stock issuable upon conversion of the notes may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale,
(ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market; or (iv) through the settlement of short sales. At the time a particular offering of the notes and the common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount and type of notes and common stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, if any, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

To comply with the securities laws of certain jurisdictions, if applicable, the notes and common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the notes and common stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

The selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the notes and common stock by the selling security holders. The foregoing may affect the marketability of the notes and the common stock.

Pursuant to the Registration Rights Agreement, all expenses of the registration of the notes and common stock will be paid by us, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; however, the selling security holders will pay all underwriting discounts and selling commissions, if any. The selling security holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                  LEGAL MATTERS

The legality of the notes is being passed upon by Graham James LLP, New York, New York. The legality of the common stock issuable on conversion of the notes is being passed upon by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                      EXPERTS

The consolidated financial statements of PDL appearing in our Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance therewith we file reports, proxy statements and other information with the Securities and Exchange Commission (the SEC). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, and at the SEC's following Regional Offices: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our Common Stock is listed on the Nasdaq National Market and such reports and other information concerning us may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006-1506. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and other information statements and other information regarding registrants, including us, that file such information electronically with the SEC.

We have also filed with the SEC a registration statement on Form S-3 (together with all amendments and exhibits thereto, the Registration Statement) under the Securities Act of 1933, as amended. This prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington DC 20549, upon payment of the fees prescribed by the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference and made a part hereof:

        - Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 30, 2000

        - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000

        - Current Reports on Form 8-K filed on February 14, 2000 and March 1, 2000, and

        - The description of our Common Stock which is contained in our Registration Statement on Form 8-A under the Exchange Act on December 23, 1991, including any amendment or reports filed for the purpose of updating such description.

All documents and reports filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom this prospectus is delivered, a copy of any or all documents incorporated by reference in this prospectus (other than any exhibits to those documents not specifically incorporated in those documents by reference). Requests for such documents should be submitted to Protein Design Labs, Inc., 34801 Campus Drive, Fremont, California 94555, Attention: Corporate Communications, or made by telephone at (510) 574-1400.

                LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

We have adopted provisions in our certificate of incorporation, which the Delaware General Corporation Law permits, that provide that our directors shall not be personally liable to us or our stockholders for monetary damages resulting from a violation of the directors' duty to act with care and in the best interests of the stockholders, except for liability:

        - for any breach of a director's duty of loyalty to us or our stockholders

        - for acts or omissions that are not in good faith, or involve intentional misconduct or a knowing violation of the law

        - under Section 174 of the Delaware General Corporation Law relating to improper dividends or distributions, and

        - for any transaction from which the director obtained an improper personal benefit.

This limitation of liability does not affect the availability of equitable remedies, including injunctive relief or rescission.

Our bylaws authorize us to indemnify our officers, directors, employees and agents to the fullest extent permitted by the Delaware General Corporation Law.
Section 145 of the Delaware General

Corporation Law empowers us to enter into indemnification agreements with our officers, directors, employees and agents.

We have entered into separate indemnification agreements with each of our current directors and executive officers which, in some cases, are broader than the specific indemnification provisions allowed by the Delaware General Corporation Law. The indemnification agreements require us to indemnify the executive officers and directors against liabilities that may arise by reason of status or service as directors or executive officers and to advance expenses they spend as a result of any proceeding against them for which they could be indemnified to the fullest extent permitted by the Delaware General Corporation Law.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us as described above, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PDL, ANY SELLING SECURITY HOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PDL SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
Summary .................................................................    5
Selected Financial Data .................................................   13
Risk Factors ............................................................   15
Use of Proceeds .........................................................   30
Price Range of Common Stock .............................................   30
Dividend Policy .........................................................   30
Description of Notes ....................................................   31
Description of Capital Stock ............................................   49
Certain Federal Income Tax
Considerations ..........................................................   50
Selling Security Holders ................................................   57
Plan of Distribution ....................................................   61
Legal Matters ...........................................................   62
Experts .................................................................   62
Available Information ...................................................   62




                                   PROSPECTUS



                                 ---------------



                                  $150,000,000



                            PROTEIN DESIGN LABS, INC.



                  5.50% CONVERTIBLE SUBORDINATED NOTES DUE 2007



                                  June 7, 2000



                                 ---------------